ALTRIA GROUP, INC. REPORTS
2006 FOURTH-QUARTER AND FULL-YEAR RESULTS

FOURTH-QUARTER 2006

-- Reported diluted earnings per share up 28.4% to $1.40 vs. $1.09 in year-ago quarter, including the items detailed on Schedule 7

-- Adjusted for items detailed in table below, diluted earnings per share up 8.5% to $1.27 versus $1.17 in year-ago quarter

FULL-YEAR 2006

-- Reported diluted earnings per share from continuing operations up 12.0% to $5.71 versus $5.10 in 2005, including the items detailed on Schedule 8

-- Adjusted for items detailed in table below, diluted earnings per share from continuing operations up 4.9% to $5.35 versus $5.10 in 2005

2007 OUTLOOK

-- Reported 2007 full-year diluted earnings per share from continuing operations are forecast in a range of $4.15 to $4.20 at current exchange rates. This forecast includes charges of approximately $0.08 per share and excludes Kraft, which will be accounted for as a discontinued operation for the full-year 2007, reflecting the distribution of Kraft shares.

-- Adjusted for the $.08 per share of charges, Altria projects that the growth rate of diluted earnings per share from continuing operations will be in the mid-single-digit range for the full-year 2007, from an adjusted base of $4.05 per share for 2006.



Altria

NEWS RELEASE

Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Contact: Nicholas M. Rolli
(917) 663-3460

Timothy R. Kellogg
(917) 663-2759

ALTRIA GROUP, INC. REPORTS 2006 FOURTH-QUARTER AND FULL-YEAR RESULTS

NEW YORK, January 31, 2007 – Altria Group, Inc. (NYSE: MO) today announced fourth-quarter 2006 reported diluted earnings per share were up 28.4% to $1.40, including items detailed on the attached Schedule 7, versus $1.09 in the year-ago period. Adjusted for items detailed in the table below, diluted earnings per share were up 8.5% to $1.27, versus $1.17 in the year-earlier period.

For the full year 2006, reported diluted earnings per share from continuing operations were up 12.0% to $5.71, including items detailed on Schedule 8, versus $5.10 for the full year 2005. Adjusted for items detailed in the table below, diluted earnings per share were up 4.9% to $5.35, versus $5.10 for 2005.

"We finished 2006 with a strong fourth quarter and enter 2007 on an exciting note with today's announcement of the spin-off of Kraft Foods to Altria shareholders," said Louis C. Camilleri, chairman and chief executive officer of Altria Group, Inc.

"For the full year 2006, our tobacco businesses achieved strong results, benefiting from improving trends in Western Europe at Philip Morris International and from an increase in total retail share, to 50.3%, at Philip Morris USA," Mr. Camilleri said. "Looking ahead, I believe that Kraft has a bright future as a fully-independent company, and that our tobacco businesses will continue to create enduring shareholder value."

Kraft Spin-Off

As announced in a separate news release, the Board of Directors of Altria Group, Inc. voted earlier today to authorize the spin-off of all shares of Kraft Foods Inc. owned by Altria to

Altria's shareholders. The distribution of the approximately 89% of Kraft's outstanding shares owned by Altria will be made on March 30, 2007, to Altria shareholders of record as of the close of business on March 16, 2007.

Altria will distribute approximately 0.7 of a share of Kraft for every share of Altria common stock outstanding as of the record date, based on the number of Altria shares outstanding at 5:00 p.m. Eastern Time on that date. The exact distribution ratio will be determined on the record date. On or about March 20, 2007, Altria will mail an Information Statement to all shareholders of Altria common stock as of the record date. The Information Statement will include information regarding the procedures by which the distribution will be effected and other details of the transaction.

2006 Results Excluding Items

After adjusting for the items shown in the table below, the 8.5% increase in diluted earnings per share to $1.27 for the fourth quarter of 2006 reflected strong tobacco operating results and positive currency of $0.01 per share, partially offset by the negative impact of the inclusion of an extra week of results at Kraft in the fourth quarter of 2005. For the full year 2006, the 4.9% increase in diluted earnings per share from continuing operations to $5.35 after adjusting for the items shown in the table was primarily driven by the same factors, partially offset by unfavorable currency of $0.05 per share.

	Fourth Quarter			**Full Year**		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Reported diluted EPS (from continuing operations for full year)	**$1.40**	**$1.09**	**28.4%**	**$5.71**	**$5.10**	**12.0%**
(Gain) on redemption of United Biscuits investment, net of minority interest impact	--	--		(0.06)	--	
(Gain) on sales of businesses, net of minority interest impact	(0.19)	--		(0.17)	(0.03)	
Asset impairment and exit costs, net of minority interest impact	0.16	0.10		0.36	0.21	
Net charges for loss on U.S. tobacco pool and tobacco quota buy-out	--	--		--	0.01	
Provision for airline industry exposure	--	--		0.03	0.06	
Italian antitrust charge	--	--		0.03	--	
Tax items, net of minority interest impact	(0.10)	(0.02)		(0.55)	(0.25)	
Diluted EPS, excluding above items	**$1.27**	**$1.17**	**8.5%**	**$5.35**	**$5.10**	**4.9%**

Asset impairment and exit costs recorded during the fourth quarter of 2006 included the non-cash pre-tax charge of $245 million or $0.07 per diluted share related to Kraft's **Tassimo**

single-serve hot beverage system. The diluted earnings per share figures shown in the table above include the impact of acquisitions and divestitures in 2006 and 2005, as well as the extra week of shipments at Kraft in 2005.

Acquisitions and Divestitures

In July 2006, Kraft agreed to acquire the Spanish and Portuguese operations of United Biscuits (UB), and rights to all Nabisco trademarks in the European Union, Eastern Europe, the Middle East and Africa, for a total cost of $1.1 billion. The non-cash acquisition was financed by Kraft's assumption of $541 million of debt issued by the acquired business immediately prior to the acquisition, as well as $530 million of value for the redemption of Kraft's outstanding investment in UB. The redemption of Kraft's investment in UB resulted in a $251 million pre-tax gain on closing, benefiting Altria Group, Inc. by $0.06 per diluted share, after taxes and minority interest.

Kraft also completed the sale of its **Milk-Bone** pet snacks brand and assets in July 2006 for approximately $580 million and recorded additional taxes of approximately $60 million related to the sale. This sale and the additional taxes were recorded in the third quarter of 2006 and resulted in a negative impact of $0.03 per share to Altria Group, Inc., after taxes and minority interest.

In addition, Kraft agreed to sell its **Minute Rice** brand and related assets for approximately $280 million during 2006. The transaction closed in the fourth quarter and resulted in a pre-tax gain to Altria Group, Inc. of approximately $226 million or $0.07 per diluted share, after taxes and minority interest.

In November 2006, Philip Morris International Inc. (PMI) announced that it was reorganizing its tobacco and beer equity holdings in the Dominican Republic. The transaction was completed before the end of the year, and PMI now owns 100% of the cigarette business and no longer holds an interest in the beer business of E. León Jimenes, C. por. A. The transaction increased Altria's 2006 pre-tax income by $488 million or $0.15 per diluted share.

On January 19, 2007, PMI announced that it had entered into an agreement to acquire an additional 50.21% stake in Pakistan cigarette manufacturer, Lakson Tobacco Company Limited from a number of Lakson Tobacco's principal shareholders for approximately $339 million. PMI currently holds a 40% stake in Lakson Tobacco and the transaction will bring PMI's stake to approximately 90%. On January 24, 2007, PMI notified the Securities and Exchange Commission of Pakistan and local stock exchanges of its intention to publicly announce and commence a public tender offer on February 15, 2007, for the remaining shares. Lakson

Tobacco is Pakistan's second-largest tobacco company, with cigarette volume of approximately 30 billion units in the fiscal year ending June 30, 2006. Based on a price per share of $10.96, the company is valued at approximately $675 million.

2007 Full-Year Forecast

Altria forecasts reported 2007 full-year diluted earnings per share from continuing operations in a range of $4.15 to $4.20 at current exchange rates and excluding Kraft, which will be accounted for as a discontinued operation for the full-year 2007, reflecting the distribution of Kraft shares. The company's projection includes a higher tax rate in 2007 versus 2006, and charges of approximately $0.08 per share.

Diluted earnings per share from continuing operations are forecast to grow in the mid-single-digit range for the full-year 2007, versus $4.05 per share for 2006 including certain net charges shown below.

The company's forecast excludes the impact of any potential future acquisitions or divestitures. The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to this projection.

Reconciliation of 2006 Reported Diluted EPS to 2006 Adjusted EPS

$5.71	**2006 Reported Diluted EPS**
(1.28)	2006 Total Kraft continuing earnings impact
(0.36)	2006 Tax items
0.03	2006 Italian Antitrust charge
(0.15)	2006 PMI Gain on Dominican Republic restructuring
0.03	2006 PMCC airline reserve
0.07	2006 Restructuring charges (PMI, PM USA and Altria)
$4.05	**2006 Adjusted EPS, Excluding Kraft**

Conference Call

A conference call with members of the investment community and news media will be Webcast at 1:00 p.m. Eastern Time on January 31, 2007. Access is available at www.altria.com.

ALTRIA GROUP, INC.

As described in "Note 15. Segment Reporting" of Altria Group, Inc.'s 2005 Annual Report, management reviews operating companies income, which is defined as operating income before

corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release.

Altria Group, Inc.'s consolidated statement of earnings for the year ended December 31, 2005 included a 53rd week for Kraft. Kraft's subsidiaries generally end their fiscal years on the last Saturday of the year. Accordingly, most years contain 52 weeks of operating results, while every fifth or sixth year includes 53 weeks. The extra week at Kraft added an estimated $625 million in net revenues and $100 million in operating companies income to Altria's results for the full year and fourth quarter of 2005.

References to international tobacco market share are PMI estimates based on a number of industry sources. All references in this news release are to continuing operations, unless otherwise noted.

2006 Fourth-Quarter Results

Net revenues for the fourth quarter of 2006 increased 3.7% versus the year-ago quarter to $25.4 billion, including acquisitions, favorable currency of $413 million and the positive impact of pricing, primarily at PMI. Comparison with the year-ago period was adversely impacted by the extra week at Kraft in the fourth quarter of 2005.

Operating income increased 16.2% to $4.2 billion, reflecting the items described in the attached reconciliation on Schedule 3, including the $488 million gain from PMI's reorganization of its tobacco and beer equity holdings in the Dominican Republic, the gain on the sale of **Minute Rice**, acquisitions, favorable currency of $45 million and higher results from operations of $87 million, driven by international and domestic tobacco. These increases were partially offset by charges for asset impairment, exit and implementation costs, which were $204 million higher in the fourth quarter of 2006 versus the year-earlier period, and the impact of the extra week at Kraft in 2005.

Net earnings increased 29.3% to $3.0 billion, primarily reflecting the factors mentioned above and a lower effective tax rate in the fourth quarter of 2006. The company's effective tax rate was 26.6% in the fourth quarter of 2006 compared to 30.7% for the same period in 2005. The decrease in the effective tax rate was due primarily to a change in the mix of foreign

earnings and taxes, reversals of tax accruals no longer required and the favorable resolution of foreign tax audits.

Diluted earnings per share, as detailed on Schedule 1, increased 28.4% to $1.40.

2006 Full-Year Results

Net revenues for the full year 2006 increased 3.6% versus 2005 to $101.4 billion. The comparison with 2005 includes the favorable impact from acquisitions of $1.3 billion and an increase in net revenues from tobacco and international food, partially offset by unfavorable currency of $506 million, divestitures and the additional week at Kraft in 2005.

Operating income increased 4.9% to $17.4 billion, reflecting the items described in the attached reconciliation on Schedule 6, including PMI's gain on the Dominican Republic transaction, Kraft's $251 million gain on the redemption of its interest in UB, Kraft's gain on the sale of **Minute Rice**, acquisitions and higher results from operations of $511 million, driven by increases in all businesses. These were partially offset by unfavorable currency of $154 million, charges for asset impairment, exit and implementation costs, which were $570 million higher in 2006 including the **Tassimo** asset impairment charge, and the extra shipping week at Kraft in 2005. The operating income comparison also benefited from charges recorded for airline industry exposure at Philip Morris Capital Corporation (PMCC) of $200 million in 2005 versus $103 million in 2006, and net charges at Philip Morris USA (PM USA) related to tobacco quota buy-out legislation.

Earnings from continuing operations increased 12.7% to $12.0 billion, primarily reflecting the items mentioned above and a lower effective tax rate in 2006. The company's effective tax rate was 26.3% for the full year 2006. The 2006 tax rate includes the benefit from the reversal of tax reserves following the conclusion of an IRS examination of Altria's consolidated tax returns for the years 1996 through 1999, as announced in the first quarter of 2006, and the other tax benefits mentioned above. By comparison, the company's effective tax rate for the full year 2005 was 29.9%.

Net earnings, including discontinued operations, increased 15.2% to $12.0 billion, reflecting the factors mentioned above. Diluted earnings per share, including discontinued operations as detailed on Schedule 4, increased 14.4% to $5.71.

During 2006, Altria Group, Inc. increased its regular quarterly dividend by 7.5% to $0.86 per common share, which represents an annualized rate of $3.44 per common share.

2006 Fourth-Quarter Results

For the fourth quarter of 2006, Philip Morris USA (PM USA), Altria Group, Inc.'s domestic tobacco business, achieved a market share increase of 0.1 point to 50.1%, driven by **Marlboro** and **Parliament**.

Operating companies income increased 4.2% to $1.1 billion, primarily driven by lower wholesale promotional allowance rates, partially offset by lower volume. During the fourth quarter of 2006, PM USA announced a further reduction in the wholesale promotional allowance on its Focus on Four brands of $1.00 per carton, from $5.00 to $4.00, effective December 18, 2006. In addition, the price of its non-focus brands was increased by $1.00 per carton.

Shipment volume of 45.3 billion units was down 0.4% versus the previous year, but was estimated to be down approximately 2.0% when adjusted for trade inventory changes and the timing of promotional shipments versus the fourth quarter of 2005. Premium mix for PM USA increased by 0.7 percentage points to 92.3% in the fourth quarter of 2006.

As shown in the following table, PM USA's total retail share increased to 50.1% in the fourth quarter of 2006, driven by **Marlboro** and **Parliament**.

Philip Morris USA Quarterly Retail Share*

	Q4 2006	Q4 2005	Change
Marlboro	40.4%	40.1%	0.3 pp
Parliament	1.9%	1.7%	0.2 pp
Virginia Slims	2.3%	2.3%	0.0 pp
Basic	4.1%	4.2%	-0.1 pp
Focus Brands	48.7%	48.3%	0.4 pp
Other PM USA	1.4%	1.7%	-0.3 pp
Total PM USA	50.1%	50.0%	0.1 pp

* IRI/Capstone Total Retail Panel was developed to measure market share in retail stores selling cigarettes. It is not designed to capture Internet or direct mail sales.

PM USA's share of the premium category was down 0.1 share point versus the year-earlier period to 61.9%, as gains by **Marlboro** and **Parliament** were more than offset by segment share losses incurred by other PM USA non-focus premium brands. PM USA's share of the discount category declined 0.2 share point to 16.0%. The total industry's premium category share increased 0.5 share points to 74.3% in the fourth quarter of 2006, while the

discount category share correspondingly declined to 25.7%. Within the discount category, industry share for the deep discount segment (which includes both major manufacturers' private label brands and all other manufacturers' discount brands) was flat at 11.8% versus the year-ago period.

In late 2006, PM USA announced that it will introduce **Marlboro** Smooth at retail in March 2007. **Marlboro** Smooth is a new menthol product in the **Marlboro** brand family. This line extension reinforces **Marlboro**'s flavor heritage and its position as the leader in the premium category by offering adult smokers a uniquely rich and smooth taste.

2006 Full-Year Results

For the full year 2006, PM USA's domestic tobacco business, achieved solid retail share and income growth.

Operating companies income increased 5.0% to $4.8 billion, primarily driven by lower wholesale promotional allowance rates, partially offset by lower volume. Results for 2005 included charges for the disposition of pool tobacco stock and a $56 million accrual for the *Boeken* case, partially offset by the reversal of a 2004 accrual related to tobacco quota buyout legislation.

Shipment volume of 183.4 billion units was down 1.1% versus 2005 but was estimated to be down approximately 1.5% when adjusted for trade inventory changes and the timing of promotional shipments. Premium mix for PM USA increased by 0.5 percentage points to 92.1% in 2006.

As shown in the following table, PM USA's total retail share increased to 50.3% in 2006, driven by **Marlboro** and **Parliament**.

Philip Morris USA Annual Retail Share*

	2006	**2005**	**Change**
Marlboro	40.5%	40.0%	0.5 pp
Parliament	1.8%	1.7%	0.1 pp
Virginia Slims	2.3%	2.3%	0.0 pp
Basic	4.2%	4.3%	-0.1 pp
Focus Brands	48.8%	48.3%	0.5 pp
Other PM USA	1.5%	1.7%	-0.2 pp
Total PM USA	50.3%	50.0%	0.3 pp

* IRI/Capstone Total Retail Panel was developed to measure market
share in retail stores selling cigarettes. It is not designed to capture
Internet or direct mail sales.

PM USA's share of the premium category declined 0.1 share point versus the prior year to 62.0%, as gains by **Marlboro** and **Parliament** were more than offset by category share losses incurred by other PM USA non-focus premium brands. PM USA's share of the discount category grew 0.1 share point to 16.4%, reflecting the performance of **Basic**. The total industry's premium category share increased 0.8 points to 74.4% in 2006, while the discount category share correspondingly declined to 25.6%. Within the discount category, industry share of the deep discount segment (which includes both major manufacturers' private label brands and all other manufacturers' discount brands) declined 0.2 share points to 11.6%.

INTERNATIONAL TOBACCO

2006 Fourth-Quarter Results

In the fourth quarter of 2006, cigarette shipment volume for Philip Morris International (PMI), Altria Group, Inc.'s international tobacco business, increased 3.9% to 191.4 billion units, driven by improved results in all geographic regions and worldwide duty-free.

Operating companies income increased 46.5% to $2.2 billion, due primarily to higher pricing and volume, the impact of the $488 million gain from the Dominican Republic transaction and favorable currency of $30 million. Adjusted for the gain from the Dominican Republic transaction, PMI's operating companies income was up approximately 14.4%.

PMI's market share in the fourth quarter of 2006 advanced in many countries, with gains in Argentina, Australia, Austria, Belgium, Egypt, France, Greece, Hong Kong, Hungary, Indonesia, Ireland, Italy, Korea, Lithuania, Mexico, Norway, the Philippines, Poland, Serbia, Singapore, Spain, Sweden, Thailand and Ukraine.

Total **Marlboro** cigarette shipments of 73.5 billion units were up 4.1%, due mainly to France, Korea, the Philippines, Russia, Turkey and Ukraine, and favorable timing of shipments in the Middle East, Japan and Mexico, partially offset by declines in Argentina, Germany and Spain.   **Marlboro** market share was up in Belgium, Egypt, France, Greece, Hong Kong, Italy, Korea, Mexico, the Philippines, Poland, Romania, Russia, Saudi Arabia, Singapore, Spain, Switzerland, Taiwan, Thailand and Ukraine.

In the European Union (EU) region, PMI's cigarette shipments were up 2.3% or 1.3 billion units, representing the strongest volume performance in this region in three years. Improving trends in the key markets of Germany, Italy, France and Poland contributed to the shipment increase. PMI's cigarette market share in the EU region was up 0.7 share points to 39.5% and

PMI's share of total tobacco consumption (cigarettes and other tobacco products) in the EU was also up 0.5 share points to 35.4%.

In Germany, despite a higher total cigarette market of 4.5% or one billion units, total tobacco consumption declined 5.8%, reflecting the elimination of tobacco portions. PMI's total tobacco in-market sales were down 2.4%, resulting in total tobacco consumption share increasing 1.0 point to 30.0%. PMI's in-market cigarette sales grew 3.1%, but PMI's cigarette market share declined 0.5 points to 36.1%, reflecting lower share for **Marlboro**, partially offset by gains of low-price offerings **L&M** and **Next**.

In Italy, the total cigarette market rose 1.8% and PMI's market share grew 2.0 points to 54.3%, driven by **Marlboro**, which was up 0.9 points to 23.1%, and **Diana**.

In France, the total market was essentially unchanged versus the prior-year quarter. PMI shipments were up 7.4% and market share grew 0.9 points to 42.9% on the continued strength of **Marlboro** and the **Philip Morris** brand.

In Spain, the total cigarette market increased 5.4%. PMI cigarette shipments were down 4.6%. However, in-market retail sales were up 7.8%, resulting in share growth of 0.7 points to 32.3%, driven by **Marlboro**, which added 1.5 points to 17.0%. On November 10, 2006, the Spanish government announced an increase in the minimum excise tax to 70 euros per thousand. Effective December 30, 2006, PMI raised prices on all its brands, with **Marlboro**'s price increasing from 2.75 euros per pack to 2.95 euros per pack. As a result, PMI believes that its overall profitability should improve in Spain in 2007.

In Eastern Europe, the Middle East and Africa, PMI's shipments increased 1.8%, due mainly to gains in Egypt and Ukraine, and favorable timing in Russia and Saudi Arabia, which were partially offset by a decline in Romania. In Russia, share was down 0.3 points to 26.7%, as declines of low-price brands and **L&M** were partially offset by the continued growth of **Marlboro**, **Muratti**, **Parliament** and **Chesterfield**. Combined share for these brands rose 0.9 share points in Russia in the fourth quarter of 2006. In Ukraine, shipments grew strongly and share advanced 0.7 points to 33.0% as consumers continued to trade up to higher-priced **Marlboro** and **Chesterfield**.

Total Asia volume rose 4.2%, due primarily to favorable timing in Japan and gains in Indonesia and the Philippines, partially offset by lower shipments in Thailand.

In Japan, the total market declined 6.4%, due mainly to the July 1, 2006, tax-driven price increase. PMI shipments were up 2.4%, reflecting inventory reductions in the fourth quarter of 2005 and higher inventory in the fourth quarter of 2006 related to new product launches. PMI

in-market sales were down 6.8% and market share was down 0.1 points to 24.7%. **Marlboro** share in Japan was down 0.1 points to 9.7%.

In Indonesia, PMI shipment volume rose 12.7% and market share increased 0.6 points to 28.2%, driven by **A Hijau** and **A Mild**. In Thailand, PMI shipments were down 20.8%, reflecting a lower total market as a result of the tax-driven price increase in December 2005. However, PMI's share in Thailand increased 0.1 point to 19.1%.

During the fourth quarter, PMI successfully launched **Marlboro** Filter Plus in Korea, which helped to drive a 0.9 share point increase for **Marlboro** to 3.7%. **Marlboro** Filter Plus is an innovative new product in terms of packaging and cigarette and filter construction that delivers excellent taste for a one-milligram product.

PMI shipment volume in Latin America advanced 10.7%, due mainly to gains in Argentina and favorable timing in Mexico. The total market in Argentina was up approximately 5.0%, while PMI shipments grew 17.7% and share was up 7.5 points to 67.6%, due primarily to the continued growth of the **Philip Morris** brand. In Mexico, the total market rose 5.7%, due to trade purchasing in December 2006 ahead of the January 2007 excise tax increase. PMI shipments advanced 12.6%, due to favorable timing, and market share rose 2.8 points to 65.5%, mainly driven by higher volume for **Marlboro**, which benefited from the successful launch of **Marlboro** Wides.

2006 Full-Year Results

Cigarette shipment volume for PMI increased 3.4% versus 2005 to 831.4 billion units, driven mainly by higher volume in Argentina, Colombia, Egypt, France, Indonesia, Mexico, Poland, Russia and Ukraine. Partially offsetting these increases was lower volume in Belarus, Czech Republic, Italy, Japan, Portugal, Romania, Spain, Thailand and Turkey. Excluding acquisitions, and adjusting for the one-time inventory benefit in Italy in 2005, PMI's cigarette shipment volume was up 0.4%. PMI's total tobacco volume, which included 8.3 billion cigarette equivalent units of other tobacco products (OTPs), increased 3.5% to 839.7 billion units. Total tobacco volume increased 0.6% excluding acquisitions and the one-time inventory benefit in Italy in 2005.

Operating companies income increased 8.1% to $8.5 billion, due primarily to pricing, the Dominican Republic transaction and a $232 million benefit from acquisitions. These were partially offset by negative currency of $183 million, a $61 million charge in the first quarter of 2006 related to an Italian antitrust action and higher asset impairment and exit costs.

PMI market share advanced in many countries in 2006, with gains in Argentina, Austria, Belgium, Egypt, Finland, France, Germany, Hong Kong, Hungary, Indonesia, Italy, Korea, Mexico, Poland, Singapore, Sweden, Thailand, Turkey and Ukraine.

Total **Marlboro** cigarette shipments of 316.0 billion units were down 1.9%, due mainly to declines in Argentina, Germany, Japan and Spain. Share performance for **Marlboro** was strong, most notably in France, Greece, Hong Kong, Italy, Japan, Korea, Kuwait, Mexico, Poland, Romania, Russia, Saudi Arabia, Singapore, Spain, Thailand and Ukraine.

In the European Union (EU) region, PMI cigarette shipments were down 2.8% for the full year 2006, although adjusted for the 2005 one-time distribution change in Italy of 3.0 billion units, EU volume declined a more moderate 1.7% in 2006. Declines in Czech Republic, Germany, Portugal and Spain were partially offset by gains in France, Hungary and Poland. PMI cigarette market share in the EU region was essentially unchanged at 39.4% and share of total tobacco consumption (cigarettes and OTPs) in the EU was up 0.2 share points to 35.3%.

In Spain, the total cigarette market declined 2.8%, due to excise tax-driven price increases. PMI cigarette shipments were down 12.8% and market share declined 2.4 points to 32.2%, mainly reflecting **Chesterfield** and **L&M**, which suffered from consumers switching to the lowest-price segment and to brands that were previously in the premium segment, but were repositioned to lower-price segments. Share for **Marlboro** advanced 0.1 points to 17.1% in 2006 versus 2005, underscoring the brand's resilience in a highly competitive environment.

In Germany, total tobacco consumption was down 5.9% in 2006, reflecting the decline and ultimate exit of tobacco portions from the market. PMI's total tobacco in-market sales declined 0.2%, while its share of total tobacco consumption increased 1.7 points to 30.4%. The total cigarette market declined 3.9%, due to lower consumption as a result of tax-driven price increases. PMI's in-market cigarette volume declined 3.4%. However, cigarette market share rose 0.2 points to 36.8%, driven by the price repositioning of **L&M**. Cigarette share for **Marlboro** declined 1.6 points in 2006 to 28.0%.

In Italy, the total cigarette market rose 1.1%. PMI shipment volume decreased 3.9%, but adjusted for the 2005 one-time distribution change, volume rose 1.9%. Market share advanced 1.3 points to 53.8%, driven by **Marlboro, Diana** and **Chesterfield.**

In France, the total market grew 1.8% and PMI shipments were up 7.0%, driven by price stability, moderate price gaps and favorable timing of shipments. Market share continued to grow, rising 1.0 point to a record high 42.7% behind the solid performance of **Marlboro** and the **Philip Morris** brand.

In Poland, the total market declined 1.9%, but PMI shipments were up 6.3%, due mainly to higher **L&M** and **Next**. Market share advanced 2.8 points to 40.0%.

In Eastern Europe, the Middle East and Africa, PMI shipments were up 1.7%, driven by gains in Russia, Ukraine and Egypt, partially offset by declines in Romania and Turkey. In Romania, shipments declined 15.1% and share was down 2.1 points to 31.4%, as **L&M** came under intense competition from the low-price segment. However, **Marlboro** share in Romania grew 2.2 points to 12.0%. In Turkey, shipments declined 3.5%, reflecting the continued decline of low-price **Bond Street**. However, PMI market share in Turkey rose 1.4 points to 42.5% as consumers traded up to its higher-margin brands, **Parliament** and **Muratti**. In Russia, shipments rose 3.4%, driven by **Marlboro**, **Muratti**, **Parliament** and **Chesterfield**. Market share, however, declined 0.4 points to 26.6% in Russia, but this primarily reflected declines of low-price brands and **L&M**. Combined market share in Russia for higher-margin brands, **Marlboro** and **Parliament**, was up 0.4 share points versus 2005. In Ukraine, shipments increased and share advanced 0.8 points to 33.0% as consumers continued to trade up to higher-priced **Marlboro** and **Chesterfield**.

Total Asia volume was up 12.3%, due primarily to gains in Indonesia, partially offset by lower volume in Japan and Thailand.

In Japan, the total market declined 4.4%, or 12.5 billion units, driven by the July 1, 2006, price increase. PMI in-market sales were down 4.8% and market share declined 0.1 points to 24.7%. **Marlboro** share rose 0.2 points to 9.9%. Shipment volume for PMI in 2006 declined 5.4%, mainly reflecting lower in-market sales.

In Indonesia, PMI shipment volume rose 69.6%, aided by the acquisition of Sampoerna in 2005. Market share grew 1.5 points to 27.7% on the strength of its brand portfolio, led by **A Hijau** and **A Mild**.

PMI volume in Latin America increased 10.8%, driven by strong gains in Argentina and Mexico, as well as higher volume in Colombia due to the 2005 acquisition of Coltabaco. In Argentina, the total market advanced 7.5%, while PMI shipments grew 15.9% and share was up 4.9 points to a new record of 66.3%, due mainly to the **Philip Morris** brand. In Mexico, the total market was up 2.1% and PMI shipments grew 6.0%. Market share rose 1.4 points to a record high of 63.5%, reflecting the continued strong performance of **Marlboro**, which rose 1.4 share points to 47.7%, and **Benson & Hedges**.

FOOD

2006 Fourth-Quarter Results

Kraft Foods Inc. (Kraft) also reported 2006 fourth-quarter and full-year results today. Kraft's net revenues decreased 3.0% to $9.4 billion in the fourth quarter, reflecting one less shipping week in 2006 compared to 2005, which negatively impacted reported net revenues by approximately 7.0 percentage points.

Total ongoing volume declined 4.4%, reflecting the estimated 7.0 percentage point impact of one less week in 2006. However, there were strong performances from a number of products, including **Oscar Mayer** meats and **Nabisco** cookies and snack crackers in North America, **Milka** chocolate in the EU, **Jacobs** soluble coffee in Russia and Ukraine, and **Lacta** chocolate in Brazil. These gains were partially offset by product item pruning and the discontinuation of select product lines, primarily in North America Foodservice and in the Canadian ready-to-drink beverage business, as well as share declines in **Maxwell House** coffee, **Kraft** salad dressings and **Planters** snacks nuts.

Operating income decreased 18.6% to $974 million. Excluding asset impairment, exit and implementation costs and gains/losses on the sale of businesses, operating income decreased 11.3% and operating income margin decreased to 14.2% in 2006 from 15.6% in 2005. The decline was primarily due to higher investments in marketing and in research and development.

2006 Full-Year Results

For the full year 2006, Kraft's net revenues were up 0.7% to $34.4 billion, primarily reflecting the factors mentioned above, including one less shipping week, which negatively impacted net revenues by approximately 2.0 percentage points.

Ongoing volume declined 1.7%, due primarily to the impact of product item pruning and the discontinuation of select product lines, primarily in the North American Foodservice and Canadian ready-to-drink beverage businesses, as well as one less shipping week in 2006. Partially offsetting those factors were strong gains achieved across numerous products, including those mentioned for the fourth quarter.

Operating income decreased 4.8% to $4.5 billion for 2006 versus 2005, due primarily to higher asset impairment, exit and implementation costs, including the **Tassimo** charge, and one less shipping week in 2006, partially offset by the gain on the redemption of Kraft's investment in UB in the third quarter of 2006.

Additional information concerning Kraft's results is available at www.Kraft.com.

FINANCIAL SERVICES

2006 Fourth-Quarter and Full-Year Results

Philip Morris Capital Corporation (PMCC) reported operating companies income of $38 million for the fourth quarter of 2006 and $176 million for the full year 2006, versus $41 million for the fourth quarter of 2005 and $31 million for the full year 2005. Results for the fourth quarter of 2006 reflect lower revenues, primarily as a result of lower investment balances. Results for the full year 2006 include higher gains from asset sales and an increase of $103 million in the provision for losses related to the airline industry during the second quarter of 2006, versus a $200 million increase in the third quarter of 2005.

Consistent with its strategic shift in 2003, PMCC is focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. PMCC is no longer making new investments and expects that its operating companies income will fluctuate over time as investments mature or are sold.

Altria Group, Inc. Profile

As of December 31, 2006, Altria Group, Inc. owned approximately 89.0% of the outstanding common shares of Kraft Foods Inc. and 100% of the outstanding common shares of Philip Morris International Inc., Philip Morris USA Inc. and Philip Morris Capital Corporation. In addition, Altria Group, Inc. owned approximately 28.6% of SABMiller plc. The brand portfolio of Altria Group, Inc.'s consumer packaged goods companies includes such well-known names as **Kraft**, **Jacobs**, **L&M**, **Marlboro**, **Maxwell House**, **Nabisco**, **Oreo**, **Oscar Mayer**, **Parliament**, **Philadelphia, Post** and **Virginia Slims**. Altria Group, Inc. recorded 2006 net revenues of $101.4 billion.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Altria Group, Inc.

A complete copy of Altria Group, Inc.'s audited 2006 financial statements will be available through Altria Group, Inc.'s website after they are filed with the Securities and Exchange Commission on or about February 6, 2007. If you do not have Internet access but would like to receive a copy of the 2006 audited financial statements for Altria Group, Inc. please call toll-free (800) 367-5415 in the U.S. and Canada to request a copy.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Altria Group, Inc.'s consumer products subsidiaries are subject to changing prices for raw materials; intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products; to improve productivity; and to respond effectively to changing prices for raw materials.

Altria Group, Inc.'s tobacco subsidiaries (Philip Morris USA and Philip Morris International) continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, and courts reaching conclusions at variance with the company's understanding of applicable law and bonding requirements in the limited number of jurisdictions that do not limit the dollar amount of appeal bonds; legislation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations.

Altria Group, Inc. and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Annual Report on Form 10-K for the period ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended September 30, 2006. Altria Group, Inc. cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

# # #

ALTRIA GROUP, INC.

Schedule 1

and Subsidiaries

Condensed Statements of Earnings

For the Quarters Ended December 31,

(in millions, except per share data)

(Unaudited)

		2006	2005	% Change
Net revenues	$	25,398 $	24,490	3.7%
Cost of sales		9,907	9,877	0.3%
Excise taxes on products (*)		7,413	6,663	11.3%
Gross profit		8,078	7,950	1.6%
Marketing, administration and research costs		3,772	3,745	
Domestic tobacco headquarters relocation charges		-	1	
Asset impairment and exit costs		497	307	
(Gains) losses on sales of businesses, net		(619)	7	
Operating companies income		4,428	3,890	13.8%
Amortization of intangibles		7	14	
General corporate expenses		196	237	
Asset impairment and exit costs		7	9	
Operating income		4,218	3,630	16.2%
Interest and other debt expense, net		175	250	
Earnings before income taxes, minority interest, and equity earnings, net		4,043	3,380	19.6%
Provision for income taxes		1,076	1,037	3.8%
Earnings before minority interest, and equity earnings, net		2,967	2,343	26.6%
Minority interest in earnings, and equity earnings, net		8	54	
Net earnings	$	2,959 $	2,289	29.3%
Per share data(**):				
Basic earnings per share	$	1.41 $	1.10	28.2%
Diluted earnings per share	$	1.40 $	1.09	28.4%
Weighted average number of shares outstanding - Basic		2,092	2,078	0.7%
- Diluted		2,110	2,098	0.6%

(*) The detail of excise taxes on products sold is as follows:

		2006	2005
Domestic tobacco	$	893 $	898
International tobacco		6,520	5,765
Total excise taxes	$	7,413 $	6,663

(**) Basic and diluted earnings per share are computed for each of the periods presented.

Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.

Currency increased international tobacco excise taxes by	$	182



and Subsidiaries

Selected Financial Data by Business Segment

For the Quarters Ended December 31,

(in millions)

(Unaudited)

	Domestic tobacco	International tobacco	North American food	International food	Financial services	Total
2006 Net Revenues	$ 4,536 $	11,446 $	5,939 $	3,432 $	45 $	25,398
2005 Net Revenues	4,467	10,303	6,438	3,225	57	24,490
% Change	1.5%	11.1%	(7.8)%	6.4%	(21.1)%	3.7%
Reconciliation:						
2005 Net Revenues	$ 4,467 $	10,303 $	6,438 $	3,225 $	57 $	24,490
Divested businesses - 2005	-	-	(172)	(4)	-	(176)
Divested businesses - 2006	-	-	8	-	-	8
Implementation - 2005	-	-	1	-	-	1
Acquired businesses	-	16	-	111	-	127
Currency	-	265	30	118	-	413
Operations	69	862	(366)	(18)	(12)	535
2006 Net Revenues	$ 4,536 $	11,446 $	5,939 $	3,432 $	45 $	25,398


Altria

ALTRIA GROUP, INC.   Schedule 3
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended December 31,
(in millions)
(Unaudited)

	Domestic tobacco	International tobacco	North American food	International food	Financial services	Total
2006 Operating Companies Income	$ 1,125 $	2,233 $	885 $	147 $	38 $	4,428
2005 Operating Companies Income	1,080	1,524	915	330	41	3,890
% Change	4.2%	46.5%	(3.3)%	(55.5)%	(7.3)%	13.8%
Reconciliation:						
2005 Operating Companies Income	$ 1,080 $	1,524 $	915 $	330 $	41 $	3,890
Divested businesses - 2005	-	(4)	(43)	(1)	-	(48)
Domestic tobacco headquarters relocation charges - 2005	1	-	-	-	-	1
Asset impairment and exit costs - 2005	-	33	211	63	-	307
Losses on sales of businesses - 2005	-	-	-	7	-	7
Implementation costs - 2005	-	-	12	14	-	26
	1	29	180	83	-	293
Divested businesses - 2006	-	6	4	-	-	10
Asset impairment and exit costs - 2006	(10)	(38)	(201)	(248)	-	(497)
Gains on sales of businesses - 2006	-	488	131	-	-	619
Implementation costs - 2006	-	-	(26)	(16)	-	(42)
	(10)	456	(92)	(264)	-	90
Acquired businesses	-	5	-	18	-	23
Currency	-	30	2	13	-	45
Operations	54	189	(120)	(33)	(3)	87
2006 Operating Companies Income	$ 1,125 $	2,233 $	885 $	147 $	38 $	4,428

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Statements of Earnings
For the Twelve Months Ended December 31,
(in millions, except per share data)
(Unaudited)

Schedule 4

	2006	2005	% Change
Net revenues	**$ 101,407**	**$ 97,854**	**3.6 %**
Cost of sales	37,480	36,764	1.9 %
Excise taxes on products (*)	31,083	28,934	7.4 %
Gross profit	32,844	32,156	2.1 %
Marketing, administration and research costs	14,235	14,078	
Domestic tobacco headquarters relocation charges	-	4	
Domestic tobacco loss on U.S. tobacco pool	-	138	
Domestic tobacco quota buy-out	-	(115)	
Italian antitrust charge	61	-	
Asset impairment and exit costs	1,138	569	
Gain on redemption of United Biscuits investment	(251)	-	
(Gains) on sales of businesses, net	(605)	(108)	
Provision for airline industry exposure	103	200	
Operating companies income	**18,163**	**17,390**	**4.4 %**
Amortization of intangibles	30	28	
General corporate expenses	678	721	
Asset impairment and exit costs	42	49	
Operating income	**17,413**	**16,592**	**4.9 %**
Interest and other debt expense, net	877	1,157	
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	16,536	15,435	7.1 %
Provision for income taxes	4,351	4,618	(5.8)%
Earnings from continuing operations before minority interest, and equity earnings, net	12,185	10,817	12.6 %
Minority interest in earnings from continuing operations, and equity earnings, net	163	149	
Earnings from continuing operations	**12,022**	**10,668**	**12.7 %**
Loss from discontinued operations, net of income taxes and minority interest(**)	-	(233)	
Net earnings	**$ 12,022**	**$ 10,435**	**15.2 %**



ALTRIA GROUP, INC.   Schedule 4

and Subsidiaries

Condensed Statements of Earnings (continued)

For the Twelve Months Ended December 31,

(in millions, except per share data)

(Unaudited)

	2006	2005	% Change
Per share data (***):			
Basic earnings per share from continuing operations	$ 5.76 $	5.15	**11.8 %**
Basic earnings per share from discontinued operations	$ - $	(0.11)	
Basic earnings per share	$ 5.76 $	5.04	**14.3 %**
Diluted earnings per share from continuing operations	$ 5.71 $	5.10	**12.0 %**
Diluted earnings per share from discontinued operations	$ - $	(0.11)	
Diluted earnings per share	$ 5.71 $	4.99	**14.4 %**
Weighted average number of			
shares outstanding - Basic	2,087	2,070	0.8 %
- Diluted	2,105	2,090	0.7 %

(*) The detail of excise taxes on products sold is as follows:

	2006	2005
Domestic tobacco	$ 3,617 $	3,659
International tobacco	27,466	25,275
Total excise taxes	$ 31,083 $	28,934

(**) Discontinued operations in 2005 includes $(255) from loss on sale and $22 of earnings, net of minority interest impact

(***) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly, the sum of

the quarterly earnings per share amounts may not agree to the year-to-date amounts.

Currency decreased international tobacco excise taxes by	$ 311



ALTRIA GROUP, INC.   Schedule 5
and Subsidiaries
Selected Financial Data by Business Segment
For the Twelve Months Ended December 31,
(in millions)
(Unaudited)

	Domestic tobacco	International tobacco	North American food	International food	Financial services	Total
2006 Net Revenues	$ 18,474 $	48,260 $	23,118 $	11,238 $	317 $	101,407
2005 Net Revenues	18,134	45,288	23,293	10,820	319	97,854
% Change	1.9%	6.6%	(0.8)%	3.9%	(0.6)%	3.6%
Reconciliation:						
2005 Net Revenues	$ 18,134 $	45,288 $	23,293 $	10,820 $	319 $	97,854
Divested businesses - 2005	-	-	(637)	(31)	-	(668)
Divested businesses - 2006	-	-	180	-	-	180
Implementation - 2005	-	-	2	-	-	2
Acquired businesses	-	1,208	-	111	-	1,319
Currency	-	(651)	153	(8)	-	(506)
Operations	340	2,415	127	346	(2)	3,226
2006 Net Revenues	$ 18,474 $	48,260 $	23,118 $	11,238 $	317 $	101,407



ALTRIA GROUP, INC.   Schedule 6

and Subsidiaries

Selected Financial Data by Business Segment

For the Twelve Months Ended December 31,

(in millions)

(Unaudited)

	Domestic tobacco	International tobacco	North American food	International food	Financial services	Total
2006 Operating Companies Income	$ 4,812 $	8,458 $	3,753 $	964 $	176 $	18,163
2005 Operating Companies Income	4,581	7,825	3,831	1,122	31	17,390
% Change	5.0%	8.1%	(2.0)%	(14.1)%	100+%	4.4%
Reconciliation:						
2005 Operating Companies Income	$ 4,581 $	7,825 $	3,831 $	1,122 $	31 $	17,390
Divested businesses - 2005	-	(48)	(136)	(4)	-	(188)
Domestic tobacco headquarters relocation charges - 2005	4	-	-	-	-	4
Domestic tobacco loss on U.S. tobacco pool - 2005	138	-	-	-	-	138
Domestic tobacco quota buy-out - 2005	(115)	-	-	-	-	(115)
Asset impairment and exit costs - 2005	-	90	335	144	-	569
Losses (gains) on sales of businesses - 2005	-	-	1	(109)	-	(108)
Implementation costs - 2005	-	-	55	32	-	87
Provision for airline industry exposure - 2005	-	-	-	-	200	200
	27	42	255	63	200	587
Divested businesses - 2006	-	51	69	-	-	120
Italian antitrust charge - 2006	-	(61)	-	-	-	(61)
Asset impairment and exit costs - 2006	(10)	(126)	(517)	(485)	-	(1,138)
Gain on redemption of United Biscuits investment - 2006	-	-	-	251	-	251
Gains on sales of businesses - 2006	-	488	117	-	-	605
Implementation costs - 2006	-	-	(64)	(31)	-	(95)
Provision for airline industry exposure - 2006	-	-	-	-	(103)	(103)
	(10)	352	(395)	(265)	(103)	(421)
Acquired businesses	-	232	-	18	-	250
Currency	-	(183)	27	2	-	(154)
Operations	214	190	35	24	48	511
2006 Operating Companies Income	$ 4,812 $	8,458 $	3,753 $	964 $	176 $	18,163

ALTRIA GROUP, INC.   Schedule 7
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended December 31,
($ in millions, except per share data)
(Unaudited)

	Net Earnings		Diluted E.P.S.(*)	
2006 Net Earnings	$	2,959	$	1.40
2005 Net Earnings	$	2,289	$	1.09
% Change		29.3 %		28.4 %
Reconciliation:				
2005 Net Earnings	$	**2,289**	$	**1.09**
2005 Asset impairment, exit and implementation costs,				
net of minority interest impact		198		0.10
2005 Losses on sales of businesses, net of minority interest impact		4		-
2005 Corporate asset impairment and exit costs		6		-
2005 Tax items, net of minority interest impact		(51)		(0.02)
		157		0.08
2006 Asset impairment, exit and implementation costs,				
net of minority interest impact		(328)		(0.16)
2006 Gains on sales of businesses, net of minority interest impact		408		0.19
2006 Corporate asset impairment and exit costs		(5)		-
2006 Tax items, net of minority interest impact		212		0.10
		287		0.13
Currency		31		0.01
Change in shares		-		-
Change in tax rate		7		0.01
Operations		188		0.08
2006 Net Earnings	$	**2,959**	$	**1.40**

(*) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly,
the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.

ALTRIA GROUP, INC. and Subsidiaries

Schedule 8

Net Earnings and Diluted Earnings Per Share

For the Twelve Months Ended December 31,

($ in millions, except per share data)

(Unaudited)

	Net Earnings	Diluted E.P.S. (*)
2006 Continuing Earnings	$ 12,022	$ 5.71
2005 Continuing Earnings	$ 10,668	$ 5.10
% Change	12.7 %	12.0 %
Reconciliation:		
2005 Continuing Earnings	**$ 10,668**	**$ 5.10**
2005 Domestic tobacco headquarters relocation charges	2	-
2005 Domestic tobacco loss on U.S. tobacco pool	87	0.04
2005 Domestic tobacco quota buy-out	(72)	(0.03)
2005 Asset impairment, exit and implementation costs, net of minority interest impact	393	0.19
2005 Gains on sales of businesses, net of minority interest impact	(60)	(0.03)
2005 Corporate asset impairment and exit costs	33	0.02
2005 Provision for airline industry exposure	129	0.06
2005 Tax items, net of minority interest impact	(521)	(0.25)
	(9)	-
2006 Italian antitrust charge	(61)	(0.03)
2006 Asset impairment, exit and implementation costs, net of minority interest impact	(737)	(0.35)
2006 Gain on redemption of United Biscuits investment, net of minority interest impact	131	0.06
2006 Gains on sales of businesses, net of minority interest impact	349	0.17
2006 Corporate asset impairment and exit costs	(28)	(0.01)
2006 Provision for airline industry exposure	(66)	(0.03)
2006 Tax items, net of minority interest impact	1,166	0.55
	754	0.36
Currency	(103)	(0.05)
Change in shares	-	(0.04)
Change in tax rate	34	0.02
Operations	678	0.32
2006 Continuing Earnings	**$ 12,022**	**$ 5.71**
2006 Net Earnings	**$ 12,022**	**$ 5.71**

(*) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.


Altria

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Balance Sheets
(in millions, except ratios)
(Unaudited)

Schedule 9

	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 5,020	$ 6,258
All other current assets	21,132	19,523
Property, plant and equipment, net	17,274	16,678
Goodwill	33,235	31,219
Other intangible assets, net	12,085	12,196
Other assets	8,734	14,667
Total consumer products assets	97,480	100,541
Total financial services assets	6,790	7,408
Total assets	$ 104,270	$ 107,949
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 2,135	$ 2,836
Current portion of long-term debt	2,066	3,430
Accrued settlement charges	3,552	3,503
All other current liabilities	17,674	16,389
Long-term debt	13,379	15,653
Deferred income taxes	5,321	8,492
Other long-term liabilities	13,826	13,813
Total consumer products liabilities	57,953	64,116
Total financial services liabilities	6,698	8,126
Total liabilities	64,651	72,242
Total stockholders' equity	39,619	35,707
Total liabilities and stockholders' equity	$ 104,270	$ 107,949
Total consumer products debt	$ 17,580	$ 21,919
Debt/equity ratio - consumer products	0.44	0.61
Total debt	$ 18,699	$ 23,933
Total debt/equity ratio	0.47	0.67


This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	mo-20061231.xml	📎
XBRL taxonomy schema	mo-20061231.xsd	📎
XBRL taxonomy linkbase	mo-20061231_pre.xml	📎
XBRL taxonomy linkbase	mo-20061231_cal.xml	📎
XBRL taxonomy linkbase	mo-20061231_lab.xml	📎